Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated April 12, 2022, with respect to the statements of assets and liabilities of VanEck Merk Gold Trust (the “Trust”), including the schedules of investment, as of January 31, 2022 and 2021, and the related statements of operations and changes in net assets for the three-year period ended January 31, 2022 and the financial highlights for the five-year period ended January 31, 2022 and the effectiveness of internal control over financial reporting as of January 31, 2022, incorporated herein by reference, and to the references to our firm under “Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” in Form 10-K.

/s/ BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania

March 29, 2024